Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-194069

Ford Interest Advantage offers special new investor incentive

Ford Interest Advantage, a direct, unsecured investment with Ford Credit, is offering a $75 incentive to new investors through Oct. 31, 2015. Certain restrictions apply. FIA is available only in the United States.

Important Investor Information

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not guaranteed by Ford Motor Company, they are not insured by the Federal Deposit Insurance Corporation and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S. citizens and resident aliens with U.S. Taxpayer ID (e.g., Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note Program. The documents can be obtained free of charge through EDGAR on the SEC website at www.sec.gov. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.

Special $75 incentive offered to new Ford Interest Advantage investors
Now through Oct. 31, 2015, all new investors who open a Ford Interest Advantage (FIA) note will be credited $75 in the form of additional principal amount of notes.

FIA offers free online transfers, investments that are redeemable at any time, eStatements, a free mobile app and mobile alerts. FIA includes free checks and unlimited check writing ($250 minimum per check). The notes available through FIA are offered only in the United States.

With the free FIA mobile app, investors can use their mobile device to manage their FIA.

"You can scan checks for investment to your Ford Interest Advantage from the convenience of your mobile device," said Barry Levine, project manager.

Certain restrictions apply to the incentive offer:
- Minimum initial investment of $1,000 is required
- The minimum initial investment for Ford and Ford Credit employees is waived if
  - The employee invests at least $100 to start and
  - The employee commits to $100 per month investment by payroll deduction
- Notes opened by new investors to FIA from May 1-Oct. 31, 2015, qualify
- All investment types are eligible (individual, joint, custodian, corporate, trust)
- Only notes opened by new investors to FIA who do not currently have an FIA note are eligible
- Limit of one note opening incentive of $75 per Social Security number or Tax ID number. In cases where there are joint owners, only one $75 incentive per note will be credited
- $75 note opening incentive will be credited to the new note in four to six weeks of note opening
- Ford Interest Advantage reserves the right to cancel or modify the program at any time

More information, including a prospectus and application, is available by calling 1-800-462-2614 or online at www.fordcredit.com/FIA.

Important Investor Information
The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not guaranteed by Ford Motor Company, they are not insured by the Federal Deposit Insurance Corporation and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S. citizens and resident aliens with U.S. Taxpayer ID (e.g., Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note Program. The documents can be obtained free of charge through EDGAR on the SEC website at www.sec.gov. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.